Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 19 DATED JANUARY 5, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Candlewood Road Controlled Subsidiary – Hanover, MD

On December 29, 2021, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Candlewood, LLC (the “Candlewood Road Controlled Subsidiary”) for an initial purchase price of approximately $2,410,000 which is the initial stated value of our equity interest in the Candlewood Road Controlled Subsidiary (the “Candlewood Road East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Candlewood Road Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “Candlewood Road Interval Fund Investment” and, together with the Candlewood Road East Coast Opportunistic REIT Investment, the “Candlewood Road Investment”). The Candlewood Road Controlled Subsidiary used the proceeds of the Candlewood Road Investment to acquire a fully leased industrial building containing approximately 253,330 square feet of net rentable area on an approximately 13-acre site located at 7441 Candlewood Road Drive, Hanover, MD 21076 (the “Candlewood Road Property”). The initial Candlewood Road East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial Candlewood Road Investment and the Candlewood Road Property occurred concurrently.

The Candlewood Road Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Candlewood Road East Coast Opportunistic REIT Investment, we have authority for the management of the Candlewood Road Controlled Subsidiary, including the Candlewood Road Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Candlewood Road Property purchase price, paid directly by the Candlewood Road Controlled Subsidiary.

The total purchase price for the Candlewood Road Property was approximately $48,100,000, or approximately $190 per rentable square foot. We anticipate soft costs, financing, and other fees of approximately $1,450,991 bringing the total projected project cost for the Candlewood Road Property to approximately $49,550,991. To finance the acquisition of the Candlewood Road Property, we secured a $24,000,000 senior loan with Hingham Institute for Savings with a three year term and an interest rate of 3.25% per annum. Additional financing may be pursued at a later date.

The Candlewood Road Property was delivered in 1986. It is 100% occupied by one tenant. We have budgeted for lease up costs in year three presuming the tenant vacates the property. Professional third party property management will be installed to manage the Candlewood Road Property.

The Candlewood Road Property is located on approximately 13 acres of improved land at Candlewood Road Drive, Hanover, MD, in Anne Arundel County. The Candlewood Road Property is located in the BWI submarket, is approximately 12 miles from Baltimore, MD and 30 miles from Washington, D.C. The Candlewood Road Property is located less than one mile from I-195, which offers linkages to I-95.

The following table contains underwriting assumptions for the Candlewood Road Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Candlewood Road	6.0%	4.25%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.